Exhibit 9

Investor Group Owning Over 40% of Leaf Group Issues Letter Commenting on Company’s

Egregious Grant of Compensation to CEO Sean Moriarty

The Board’s Off-Cycle, $800,000 Stock Bonus to Mr. Moriarty Comes as More than 60% of Shareholders are Demanding Drastic Changes at Leaf Group

Shocked that Board Also Gave Mr. Moriarty a $200,000 Cash Bonus in June, Just Weeks after Receiving a $7.1 Million PPP Loan and Cutting Pay for Company Employees

Leaf Group Continues to Trade at an 85% Discount to Its Peer Group, as Peers Reach All-Time Highs

Mr. Moriarty Has Served as CEO for Six Full Years and the Stock is Down 43% During His Tenure

Immediate Change is Required

LOS ANGELES, August 12, 2020 – Investors owning over 40% of the issued and outstanding shares of Leaf Group Ltd. (“Leaf Group” or the “Company”) (NYSE: LEAF), today issued a letter to the Company’s Board of Directors (the “Board”). The list of signatories to the letter includes Osmium Partners LLC, PEAK6 Investments LLC, Boyle Capital Opportunity Fund, LP, Oak Management Corp., Generation Capital Partners II LP, Generation Partners II LLC, Spectrum Equity Investors V, L.P. and Spectrum V Investment Managers’ Fund, L.P. (together, the “Investors”) and is comprised of several of the Company’s largest and longest-standing shareholders.

The full text of the letter follows and is available at www.LiberateLeaf.Group.

August 12, 2020

Board of Directors

Leaf Group Ltd.

1655 26th Street

Santa Monica, CA 90404

Dear Members of the Board:

Yesterday marked Sean Moriarty’s sixth anniversary of serving as CEO of Leaf Group. The stock remains down 43% on his extended watch while peers achieve all-time highs in the stock market. The effects of the “Moriarty Discount” – a far-below market stock price and multiple – are only increasing.

Given this performance, it is incomprehensible to us that the Leaf Group Board approved a large grant of restricted stock units (“RSUs”) to Mr. Moriarty in early August. Worse, that grant was approved by the Board just hours after we – owners of more than 40% of the stock – urged you to fire Mr. Moriarty given his dismal, six-year track record of poor stewardship of this high potential business. As you know, we are not alone in expressing concerns about the Company. All told, holders of more than 60% of your stock are calling for dramatic changes at Leaf Group.

Yet, in early August, you ignored this large group of Leaf Group owners and the objective track record of Mr. Moriarty’s underperformance by granting Mr. Moriarty special compensation through a large grant of RSUs. The RSU grant (valued at $800,000) gave Mr. Moriarty the Company’s entire second quarter profit (of $803,000) even before the quarterly results were announced to the public. Notably, the quarterly profit was the result of a one-time gain from a divestiture, an across-the-board employee pay cut and the first EBITDA positive quarter in Mr. Moriarty’s history as CEO.

The compensation award was an affront to shareholders in other ways, too:

•	The grant was off cycle: Leaf Group has never granted stock or bonuses to executives in July (or August), except for new-hire grants.

•	The grant did not include any performance vesting requirements.

•	Every member of the Compensation Committee that approved the grant has a prior professional relationship with Mr. Moriarty from his time at Ticketmaster.

Given the egregious nature of this compensation grant, it is not surprising that the Company waited to disclose the Wednesday grant publicly until a summer Friday at 4:47 pm ET, less than an hour before the Securities and Exchange Commission filing deadline.

The Board must realize – as most shareholders do – that the Q2 earnings and subsequent results do not represent a sea change in the Company’s performance, nor does it justify such largesse towards Mr. Moriarty. The marketplace business did well – and will continue to do well – because of an industry-wide and unexpected secular shift to online shopping during the global pandemic. (We are confident that Q3 will continue to benefit from the online sales of face masks and home décor; however, none of that shift in consumer demand can be properly attributed to Mr. Moriarty or his strategy or foresight.)

The broader public market understands too that performance in Q2 (and presumably Q3) is not indicative of a sudden change in Mr. Moriarty’s performance or an indication that the future will be much different than the past six years of his tenure. Leaf Group’s stock has underperformed its own DJ Internet Composite benchmark by 243% under Mr. Moriarty’s tenure. Nearly all the peer companies trade at all-time highs, while Leaf Group wallows at a massive discount to its high. Making matters worse, Leaf Group still trades at an 85% discount to the multiples of its peer group even after today’s preannounced July results. The gap in valuation multiples between Leaf Group and its peers has widened after Q2. Valued in line with the peers, which we believe is only possible once Mr. Moriarty is terminated, Leaf Group would be worth many times more than today’s $5.50 price.

As a Board, you also know how fortuitous and unexpected Q2’s performance was. After all, as recently as April 30, the Company sought and accepted a federal Paycheck Protection Program (PPP) loan of $7.1 million, one of the largest such loans received by any company in the country, because the Board seemingly determined that the business was in dire straits. (To receive that PPP money, the Company had to certify that there was a serious need for federal assistance.) Things were so dire that the Company cut employee pay by 15%.

Shockingly, less than 60 days after receiving the PPP money and cutting employee pay, the Board gave Mr. Moriarty a $200,000 cash bonus. If Leaf Group had enough money to pay Mr. Moriarty a large cash bonus in June, why had it reduced the salaries of the Company’s workforce weeks prior to that?

Put simply, the Board is responsible for awarding cash and stock bonuses for long-tenured, underperforming management (some paid for with PPP money), while cutting pay for the rest of the Company’s employees. These decisions make shareholders feel as if the Board has no concern for employees other than Mr. Moriarty (or for morale) and absolutely no interest in listening to or protecting the interests of Leaf Group’s owners.

There is no alternative to immediate, drastic change at the top. Leaf Group’s shareholders should not be asked to pay lofty special bonuses to Mr. Moriarty while the Company continues to underperform its potential or to wait for Mr. Moriarty to change his stripes in year seven. We remind you that, as a public company CEO, Mr. Moriarty has destroyed over a billion dollars of shareholder capital.

Instead of rewarding Mr. Moriarty, he should be fired for his six years of value destructive decision making. This Board should be substantially refreshed with directors willing to prioritize the views and interests of shareholders. And the Company should then announce and conduct a bona fide strategic alternatives process.

Shareholders will accept nothing less.

Sincerely,

John H. Lewis on behalf Osmium Partners LLC

Rachel Saunders on behalf of PEAK6 Investments LLC

Erik Ritland on behalf of Boyle Capital Opportunity Fund, LP

Fredric W. Harman on behalf of Oak Management Corp.

John Hawkins on behalf of Generation Capital Partners II LP and Generation Partners II LLC

Victor E. Parker, Jr. and Brian Regan on behalf of Spectrum Equity Investors V, L.P. and Spectrum V Investment Managers’ Fund, L.P.

About Osmium Partners

We seek to generate strong, risk-adjusted returns by investing in undervalued, small capitalization companies across equity markets. Our Osmium 8 research process is based on eight simple factors involving factors such as balance sheet strength, aligned interests, attractive reinvestment opportunities, a low valuation, and reasonable growth prospects. As engaged owners, we actively discuss corporate strategy and capital structure with management teams and boards of directors. We prefer to conduct these discussions in private, but we will publicly debate important items with all shareholders when appropriate.

About PEAK6

PEAK6 uses technology to find a better way of doing things. The company’s first tech-based solution was developed in 1997 to optimize options trading and, over the past two decades, the same formula has been used across a range of industries, asset classes and business stages to consistently deliver superior results. Today, PEAK6 seeks transformational opportunities to provide capital and strategic support to entrepreneurs and forward-thinking businesses, helping to unlock potential and activate what is into what ought to be. PEAK6’s core brands include: PEAK6 Capital Management, Apex Clearing, National Flood Services and Evil Geniuses. Learn more at www.PEAK6.com or follow us on LinkedIn.

About Boyle Capital Opportunity Fund

Boyle Capital Opportunity Fund, LP is a value-oriented investment partnership. We manage a focused portfolio of deeply undervalued securities and actively engage with the company’s management and board of directors to unlock shareholder value over the long-term.

About Oak Investment Partners

Oak Investment Partners was founded in 1978. Since that time, the firm has invested $9 billion in over 525 companies around the world, earning the trust of entrepreneurs with a senior team that delivers steady guidance, deep domain expertise and a consistent investment philosophy. We are involved in the formation of companies, fund spinouts of operating divisions and technology assets, and provide growth equity to mid- and late-stage private businesses and to public companies through PIPE investments. These companies are concentrated in the five major sectors that fuel the most disruptive growth in our world today: Information Technology, FinTech, Internet and Consumer, Healthcare Services, and Clean Energy.

About Generation Partners

Founded in 1995, Generation Partners provides equity capital to growth companies through buyout and growth equity investments.

About Spectrum Equity

Spectrum Equity is a leading growth equity firm providing capital and strategic support to innovative companies in the information economy. For over 25 years, the firm has partnered with proven entrepreneurs and management teams to build long-term value in market-leading internet, software and information services companies. Representative investments include Ancestry, Bats Global Markets, Definitive Healthcare, GoodRx, Grubhub, Lynda.com, Origami Risk, SurveyMonkey and Verafin. For more information, including a complete list of portfolio investments, visit www.spectrumequity.com.

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